UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,
Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Jayud Global Logistics Regained Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed in our current report on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2024, Jayud Global Logistics Limited (the “Company”) received a notification letter from NASDAQ on June 6, 2024, indicating that the Company was not in compliance with NASDAQ Listing Rule 5550(a)(2) due to its failure to maintain a minimum bid price of US$1 per share.

On November 27, 2024, the Company received a letter from NASDAQ stating the staff of Nasdaq has determined that for the last 14 consecutive business days, from November 7 through November 26, 2024, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

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